Exhibit 99.1

October 14, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS THIRD QUARTER 2015 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) is providing production results for the third quarter (“Q3”) 2015 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine.

Third Quarter 2015 Production Highlights

•	Continued strong production growth: Production growth of 21% compared to the third quarter of 2014 with 1,080,296 silver equivalent ounces ("Ag eq oz") produced;
•	Record gold production: Gold production of 6,079 ounces - a quarterly record;
•	On track to exceed 2015 production guidance: Metal production to date in 2015 totals more than 3.1 million Ag eq oz and production for the year is expected to exceed the annual guidance which was increased last quarter to 3.8 to 3.9 million Ag eq oz;
•	Higher grades imply continued strong performance on cash cost and all-in sustaining cost. Third quarter financial results will be released on November 4, 2015.

“Great Panther’s third quarter continued this year’s trend of delivering strong operational performance at the Guanajuato Mine Complex and the Topia Mine”, stated Robert Archer, President & CEO. “The ongoing ramp up in production at San Ignacio, since commencing commercial production in June of last year, was a major factor in the increase in production over the third quarter of 2014 and also contributed to the higher grades at the GMC. In addition, our team's pursuit of efficiencies and better grade control is another important factor in the overall stronger operations that are keeping us on track to exceed our guidance for 2015 in terms of both production and lower cash and all-in sustaining costs.”

Consolidated Q3 Operations Summary	Q3 2015	Q3 2014	Change	Q3 2015	Q2 2015	Change
Ore processed (tonnes milled)	93,730	89,030	5%	93,730	87,476	7%
Silver equivalent ounce production[1,2]	1,080,296	890,641	21%	1,080,296	1,088,355	-1%
Silver ounce production	586,918	565,965	4%	586,918	648,810	-10%
Gold ounce production	6,079	4,200	45%	6,079	5,322	14%
Lead production (tonnes)	341	259	31%	341	300	13%
Zinc production (tonnes)	493	443	11%	493	491	0%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Guanajuato Mine Complex

Total metal production during Q3 2015 at the GMC was 797,119 Ag eq oz, representing an increase of 25% compared to the third quarter of 2014. The strong increase in production reflects continued growth at San Ignacio, better grade control procedures and higher gold grades.

GMC Q3 Operations Summary	Q3 2015	Q3 2014	Change	Q3 2015	Q2 2015	Change
Ore processed (tonnes milled)	77,136	72,047	7%	77,136	71,131	8%
Silver equivalent ounce production [1,2]	797,119	636,556	25%	797,119	818,841	-3%
Silver ounce production	413,085	391,979	5%	413,085	482,551	-14%
Gold ounce production	5,908	4,076	45%	5,908	5,174	14%
Ag grade (g/t)	188	186	1%	188	233	-19%
Au grade (g/t)	2.64	1.92	37%	2.64	2.49	6%
Ag recovery (%)	88.5%	90.9%	-3%	88.5%	90.5%	-2%
Au recovery (%)	90.2%	91.6%	-1%	90.2%	91.0%	-1%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz of silver and US$1,110 per oz of gold (60:1 ratio) and applied to the recovered metal content of the concentrates produced.

San Ignacio accounted for 52% of the overall metal production at the GMC in Q3 2015 and 65% of the total gold production compared to 31% and 45% in the second quarter of 2015, respectively. The increase in the proportion of production from San Ignacio was achieved through increased production from the wider South Extension zones, which also contributed higher gold grades. As a result, gold production increased significantly, yielding a new quarterly record for the GMC.

At the end of the third quarter, production from San Ignacio had reached more than 500 tonnes per day, greater than the 450 tonnes per day originally targeted for year-end. Continued development of the Southern Extension zones should see further production growth through the fourth quarter with a new year-end target of approximately 650 tonnes per day. Commensurate with production increases at San Ignacio, development and improvement of the mine facilities and infrastructure were conducted in the third quarter, as the mine became more fully integrated into the overall Guanajuato operations.

Underground exploration drilling at the GMC increased 6% in Q3 2015 over the prior quarter, with emphasis on resource expansion at San Ignacio and Valenciana, and resource definition for near term mine scheduling at other Guanajuato mines.

Topia Mine

Topia achieved a record 283,177 silver equivalent ounces in metal production, reflecting an increase of 11% compared to the third quarter of 2014. This was achieved due to higher grades encountered at various Topia mines, higher recoveries, and higher grades of purchased ore.

Topia Q3 Operations Summary	Q3 2015	Q3 2014	Change	Q3 2015	Q2 2015	Change
Ore processed (tonnes milled)	16,594	16,983	-2%	16,594	16,345	2%
Silver equivalent ounce production [1,2]	283,177	254,085	11%	283,177	269,514	5%
Silver ounce production	173,834	173,986	0%	173,834	166,258	5%
Gold ounce production	170	124	37%	170	149	15%
Lead production (tonnes)	341	259	31%	341	300	13%
Zinc production (tonnes)	493	443	11%	493	491	0%
Ag grade (g/t)	359	352	2%	359	350	3%
Au grade (g/t)	0.54	0.41	30%	0.54	0.48	12%
Ag recovery (%)	90.8%	90.5%	0%	90.8%	90.5%	0%
Au recovery (%)	59.6%	55.3%	8%	59.6%	59.2%	1%

(1)	Silver equivalent ounces for 2015 are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound.

(2) Silver equivalent ounces for 2014 were calculated at consistent prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Outlook

As noted, the Company expects to exceed its production guidance of 3.8 to 3.9 million Ag eq oz, which was already increased last quarter, and to achieve a greater than 20% growth rate in annual production for 2015. As seen in the third quarter, production from San Ignacio will continue to account for the predominant portion of the production from the GMC in the fourth quarter and for the foreseeable future.

In addition, mine site exploration will continue with a 2,200 metre surface drill program at San Ignacio, scheduled to begin in October. The objectives of the program are to extend the southerly strike extension of the ore zones with step-out holes and to upgrade the existing resource with in-fill drilling. Further underground drilling will also be conducted on several targets in the Guanajuato Mine.

Release of Third Quarter 2015 Financial Results and Conference Call

The third quarter, 2015 financial results will be released after market on Wednesday, November 4, 2015 and a conference call and webcast will be held at 8:00am PST (11:00am EST) on Thursday, November 5, 2015.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 855 477 2487
International Toll:	+1 919 825 3215
Conference ID :	50865304

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company holds a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For additional information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

Email: scacos@greatpanther.com

www.greatpanther.com